SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 1)

AMBASSADORS INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.75% Convertible Senior Notes due 2027	023178AA and 023178AB2
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, Washington 98121
(206) 292-9606
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
David J. Johnson, Jr., Esq.
John-Paul Motley, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$50,857,722.06	$2,837.86

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on the purchase price of an aggregate of $97,000,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”), as described herein, equaling an aggregate of (i) 22,346,534 shares of the Company’s common stock (valued at $1.09 per share, the average of the high and low prices on September 23, 2009) and (ii) $26,500,000 aggregate principal amount of the Company’s 10% Senior Secured Notes due 2012, assuming all Existing Notes are exchanged in this exchange offer.

**	Previously paid.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 2,837.86	Filing party:	Ambassadors International, Inc.
Form or Registration No.:	SC TO-I	Date filed:	September 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Ambassadors International, Inc., a Delaware corporation (the “Company”) on September 25, 2009, relating to the offer by the Company, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange (as amended or supplemented, the “Exchange Offer”) for each $1,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) and certain associated rights: (i) 230.3766 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), plus (ii) $273.1959 principal amount of the Company’s 10% Senior Secured Notes due 2012, including the Subsidiary Guarantees referred to below (the “New Notes,” and, together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange and Consent Solicitation, dated September 25, 2009 (as amended and supplemented from time to time, the “Offer to Exchange”) and in the related Exchange Offer materials (which Offer to Exchange and related Exchange Offer materials, as amended and supplemented from time to time, collectively constitute the “Offer Documents”). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange. Except as set forth in this Amendment, the terms of the Exchange Offer remain the same as set forth in the Offer Documents.
     The Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Exchange, and in the related Letter of Transmittal and Consent (the “Letter of Transmittal”), copies of which are Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is incorporated by reference into the Schedule TO in response to all of the items of the Schedule TO, except those items as to which information is specifically provided in the Schedule TO and, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Amendments to Items 1 through 9 and Item 11 of Schedule TO and to the Offer Documents.
     Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer Documents, and the Offer Documents are hereby amended and supplemented as follows:
     (1) Extension of Expiration Date
     On October 23, 2009, the Company issued a press release announcing that it is extending the Expiration Date of the Exchange Offer from 12:00 midnight, New York City time, on October 23, 2009 to 5:00 p.m., New York City time, on Thursday, November 5, 2009. The press release extending the expiration date is attached as Exhibit (a)(5)(C) hereto and incorporated herein by reference. Accordingly, all references in the Offer to Exchange, the Letter of Transmittal and the Schedule TO to an Expiration Date of 12:00 midnight, New York City time, on October 23, 2009, shall instead be deemed to be references to an Expiration Date of 5:00 p.m., New York City time, on Thursday, November 5, 2009. Holders may withdraw tendered Notes at any time on or before the Expiration Date.

     (2) Identification of Director Nominees
     Each of the three Holders that entered into a Support Agreement with the Company has, in accordance with the terms of the applicable Support Agreement, designated a nominee to be appointed to the Company’s board of directors following consummation of the Exchange Offer. The following individuals have been designated as nominees:
•	Eugene I. Davis

•	Stephen P. McCall

•	John Bianco
     Pursuant to each of the Support Agreements, the Company has agreed that, if the Exchange Offer is consummated and at least 58% (i.e., $56,260,000 in aggregate principal amount) of the outstanding Existing Notes are acquired pursuant to the Exchange Offer, the Company will hold a special meeting of its Board of Directors within two business days of the consummation of the Exchange Offer and, at that meeting, the Board of Directors will elect each of the nominees listed above as directors.
     None of the individuals listed above (i) beneficially owns any securities of the Company or (ii) has any prior material relationship with the Company or any of its subsidiaries or, to the Company’s knowledge, with any director or executive officer of the Company or any of its subsidiaries.
     In accordance with the requirements of the SEC’s Rule 14f-1 under the Exchange Act (if and to the extent required by such Rule), the Company will file with the SEC and transmit to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors, information substantially equivalent to the information which would be required by Items 6(a), (d) and (e), 7 and 8 of Schedule 14A of the SEC’s Regulation 14A to be transmitted if such person or persons were nominees for election as directors at a meeting of such security holders.
     (3) Changes to Collateral Securing the New Notes and Subsidiary Guarantees
     As of September 22, 2009, approximately $0.5 million of the Company’s cash was subject to an existing lien collateralizing certain letter of credit obligations relating to the Company’s Cypress Reinsurance business. Such cash has now been released from this existing lien. Accordingly, the liens securing the New Notes and Guarantees will no longer be junior to any existing lien on the released cash.
     Accordingly, all references in the Offer to Exchange to the collateral securing the New Notes are hereby amended to delete all statements that the liens securing the New Notes and Subsidiary Guaranties will be junior to an existing lien on certain cash collateralizing certain letter of credit obligations relating to the Company’s Cypress Reinsurance business.

     (4) Cessation of Employment of Joseph G. McCarthy
     Consistent with the disclosure in the Company’s Form 8-K filed with the SEC on February 11, 2009, Joseph G. McCarthy, vice president corporate development and general counsel, ceased his employment with the Company on October 1, 2009.
     (5) Additional Changes
     The first sentence of the second paragraph from the bottom on page i, under the caption “Important Notice,” is hereby amended by replacing the phrase “any jurisdiction” with “any U.S. state.”
     The second sentence of the second paragraph from the bottom on page i, under the caption “Important Notice,” is hereby amended by replacing the phrase “such jurisdiction” with “such U.S. state.”
     The first paragraph of the section under the caption “Miscellaneous” on page 88 is hereby amended and restated as follows:
We are making the Exchange Offer to all Holders of outstanding Existing Notes. We are not aware of any U.S. state in which the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any U.S. state in which the making of the Exchange Offer would not be in compliance with applicable law, we will make a good faith effort without incurring any significant expense to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Exchange Offer will not be made to, nor will tenders of Existing Notes be accepted from, or on behalf of, the Holders of Existing Notes residing in that state, subject to our obligations to comply with applicable SEC regulations. The Exchange Offer will not be made in any U.S. state where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer.
     The second paragraph of the section under the caption “Miscellaneous” on page 88 is hereby deleted in its entirety.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release, dated October 23, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2009	AMBASSADORS INTERNATIONAL, INC.
	By:	/s/ Arthur A. Rodney
Arthur A. Rodney
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated September 25, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Current Report on Form 8-K, filed September 11, 2009 (including Exhibit 99.1 thereto) (previously filed on September 11, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release issued by the Company, dated September 25, 2009.

(a)(5)(C)**	Press Release issued by the Company, dated October 23, 2009.

(b)	None.

(d)(1)	Registration Rights Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 3, 2007)

(d)(2)	Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(3)	Form of Global Note (incorporated herein by reference to the Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(4)	Purchase Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(5)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Whippoorwill Associates.

(d)(6)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Highbridge International, LLC.

(d)(7)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Polygon Global Opportunities Master Fund.

(d)(8)	Indenture, by and between the Company, the subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee (to be filed by amendment).

(g)	None.

(h)	None.

*	Filed with the Company’s Issuer Tender Offer Statement on Schedule TO filed on September 25, 2009.

**	Filed herewith.